Filed by Kratos Defense & Security Solutions, Inc.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under

the Securities Exchange Act of 1934, as amended

Subject Company: Kratos Defense & Security Solutions, Inc.

Commission File No: 000- 27231

Sent to all Madison employees (a subset of Kratos) on Monday morning:

24 November 2008

Last week you heard from our CEO, Eric DeMarco, and Howard Bates, our KGS president, about the internal Kratos reorganization and today you heard about the merger of Kratos and Digital Fusion Incorporated (DFI), a Huntsville based company. I am personally excited about these two happenings and a little saddened because I will not be in the middle of making it happen because of my planned retirement at the end of this year.

A little over two years ago, Madison Research Corporation signed an agreement with WFI, Wireless facilities Inc, to be acquired by them. At that time, Eric had revealed to us his plan and mission to transform WFI a commercial wireless industry services provider into a leading provider of services to the Federal Government, mainly DOD. MRC was not the first acquisition by WFI but it was the largest at that time.

From the time we officially closed that deal in October 2006 until now, a lot has happened. We, in MRD, were busy doing our normal things of developing business and executing the contracts to the best of our ability plus integrating ourselves into the larger parent company WFI.

Meanwhile, WFI was busy buying and selling. They bought Haverstick and SYS technologies and sold their Wireless Engineering and Wireless Deployment businesses along with the name WFI. In the summer of 2007, a new name, Kratos, was selected for our company. Kratos the God of defense and security was a fitting name for the emerging organization, a defense and Security company.

Now is the time for Kratos to transform itself from a collection of small companies into a mid tier company that can compete with its peers. The weakness of most small companies is that they have breadth but no depth. The reorganization brings together our like capabilities to give us that depth. This is a good reason to change. Change is always inevitable whether we plan it or it just happens. I know there are some trepidations and angst. Many times we cling to the good things the way they were and look for the bad things in the change. Let me suggest that you look for the goodness in the change and remember the bad things in the past so as to not repeat them in the future.

The merger with DFI will significantly strengthen Kratos in the Huntsville market. MRD and DFI are both about 280 employees. About half of the MRD employees are in Huntsville; nearly all of the DFI employees work here. DFI brings our company new customers in Missile Defense; Aviation and Missile Research and Engineering Center and at Marshall Space Flight Center which add to our customer base. DFI adds depth in advanced technologies and engineering to enhance our capability to support and extend the life of legacy weapon systems. They give us strength in Modeling and Simulation to improve our opportunities for growth in that important marketplace.

I have met with some of DFI’s customers. Their reputation is one of integrity, quality performance, and great customer satisfaction. This also adds significantly to our company’s reputation.

Lastly, I am ready to turn the reins over to Richard Selvaggio. Richard has been with us since February 1996. I have watched him take a two person task and grow it to a $50 million dollar business in just over 10 years. This business will be in very capable hands.

I am excited for you and Kratos.

Sam Liberatore
President
Madison Research Division
Kratos Defense and Security

This communication is being made in respect of the proposed transaction involving Kratos and DFI.  In connection with the proposed transaction, Kratos plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus, and, Kratos plans to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of Kratos and DFI.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Kratos through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from Kratos by directing a request to Kratos Defense & Security Solutions, Inc, ATTN: Investor Relations, 4810 Eastgate Mall, San Diego, CA 92121, or going to Kratos’ corporate website at www.kratosdefense.com.

Kratos and DFI, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Kratos’ directors and executive officers is contained in its annual proxy statement filed with the SEC on May 22, 2008. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).